Exhibit 99.1

Li Auto Inc. to Hold Extraordinary General Meeting on November 16, 2021

BEIJING, China, October 19, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced that it will hold an extraordinary general meeting (the “EGM”) of the Company’s shareholders (the “EGM Notice”) at 11:00 a.m. Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the EGM (the EGM Notice”). The EGM Notice and the form of proxy for the EGM are available on the Company’s website at http://ir.lixiang.com. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold a class meeting of holders of Class A ordinary shares with a par value of US$0.0001 each (the “Class A Meeting”) and a class meeting of holders of Class B ordinary shares with a par value of US$0.0001 each (the “Class B Meeting”) convened on the same date and at the same place as the EGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth respectively in the notices of each of the Class A Meeting and the Class B Meeting. The notices and forms of proxy for each of the Class A Meeting and the Class B Meeting are available on the Company’s website at http://ir.lixiang.com.

Holders of record of ordinary shares of the Company at the close of business on October 13, 2021, Hong Kong time, are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof, and, as applicable, the Class A Meeting or the Class B Meeting. Holders of record of ADSs as of the close of business on October 13, 2021, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at http://ir.lixiang.com and on the SEC’s website at http://www.sec.gov.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the

Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

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